SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO.1
                                  (Restatement)
                                       to
                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                       Anchor Glass Container Corporation
                       ----------------------------------
                                (Name of Issuer)

                      Class A Common Stock, $.10 par value
                      ------------------------------------
                         (Title of Class of Securities)


                                    033038209
                                    ---------
                                 (CUSIP Number)



                              CoMac Partners, L.P.
                       1 Greenwich Office Park, 3rd Floor
                               Greenwich, CT 06831
                                 (203) 552-6900
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                  June 5, 1998
                                  ------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|


                               Page 1 of 22 pages

                                  SCHEDULE 13D
CUSIP No.033038209                                            Page 2 of 22 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         CoMac Partners, L.P.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]
                                                     (b)   See Item 5
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
          WC
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF               28,483/1/
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING                 Not Applicable
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                          28,483/1/
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                               Not Applicable
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
                 28,483 (See Item 5)/1/
--------------------------------------------------------------------------------

----------
/1/ 482,675 shares including 454,192 shares of Class A Common Stock (the "Common Stock") issuable upon conversion of 109,006 shares of the Issuer's Series A 10% Cumulative Convertible Preferred Stock (the "Preferred Stock") owned by CoMac Partners, L.P.

                                                             Page  3 of 22 Pages

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              5.8%/2/
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
              PN
--------------------------------------------------------------------------------

/2/ 51.1% including shares of Common Stock issuable upon the conversion of the Preferred Stock.

                                  SCHEDULE 13D
CUSIP No.033038209                                            Page 4 of 22 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         CoMac International N.V.                           Not Applicable
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [ ]
                                                     (b)   See Item 5
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
          WC
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [ ]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          NETHERLANDS ANTILLES
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF               28,739/3/
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING                 Not Applicable
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                          28,739/3/
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                               Not Applicable
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
                 28,739 (See Item 5)/3/
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [_]
--------------------------------------------------------------------------------

----------
/3/ 445,506 shares including 416,767 shares of the Common Stock issuable upon conversion of 110,024 shares of the Issuer's Preferred Stock owned by CoMac International N.V.

                                                             Page  5 of 22 Pages

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                5.9%/4/
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
              CO
--------------------------------------------------------------------------------

----------
/4/ 49.1% including shares of Common Stock issuable upon the conversion of the Preferred Stock.

                                  SCHEDULE 13D
CUSIP No.033038209                                            Page 6 of 22 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         CoMac Opportunities Fund, L.P.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [ ]
                                                     (b)   See Item 5
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
          WC
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [ ]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF               581/5/
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING                 Not Applicable
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                          581/5/
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                               Not Applicable
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
                 581 (See Item 5)/5/
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [ ]
--------------------------------------------------------------------------------

----------

/5/ 9,848 shares including 9,267 shares of the Common Stock issuable upon conversion of 2,224 shares of the Issuer's Preferred Stock owned by CoMac Opportunities Fund, L.P.

                                                             Page  7 of 22 Pages

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                .1%/6/
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
              PN
--------------------------------------------------------------------------------

----------
/6/ 2.0% including shares of Common Stock issuable upon the conversion of the Preferred Stock.

                                  SCHEDULE 13D
CUSIP No.033038209                                            Page 8 of 22 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         CoMac Endowment Fund, L.P.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [ ]
                                                     (b)   See Item 5
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
          WC
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [ ]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF               9,148/7/
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING            Not Applicable
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                          9,148/7/
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                          Not Applicable
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
                 9,148 (See Item 5)/7/
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [ ]
--------------------------------------------------------------------------------

----------
/7/ 155,065 shares including 145,917 shares of the Common Stock issuable upon conversion of 35,020 shares of the Issuer's Preferred Stock owned by CoMac Endowment Fund L.P.

                                                             Page  9 of 22 Pages

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                1.9%/8/
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
              PN
--------------------------------------------------------------------------------

----------
/8/ 24.4% including shares of Common Stock issuable upon the conversion of the Preferred Stock.

                                  SCHEDULE 13D
CUSIP No.033038209                                           Page 10 of 22 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Christopher M. Mackey
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]
                                                     (b)   See Item 5
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
          PF
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             31/9/
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          66,951 (See Item 5)/10/
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                         31/9/
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        66,951 (See Item 5)/10/
----------
/9/ 531 shares including 500 shares of the Common Stock issuable upon conversion of 120 shares of the Issuer's Preferred Stock owned by Mr. Mackey.
/10/ 1,134,759 shares including 1,067,809 shares of Common Stock issuable upon conversion of 256,274 shares of Preferred Stock that may be deemed to be beneficially owned by Mr. Mackey (see Item 5).

                                                             Page 11 of 22 Pages
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
               66,982(See Item 5)/11/
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [ ]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           13.6%/12/
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

/11/ 1,135,290   including  1,068,308  shares  of  Common  Stock  issuable  upon conversion of 256,394 shares of Preferred Stock that are or may be deemed to be beneficially owned by Mr. Mackey (see Item 5).

/12/ 74.7% including shares of Common Stock issuable upon the conversion of the Preferred Stock.

                         AMENDMENT NO.1 TO SCHEDULE 13D

         This amends and restates the Schedule 13D (the "Schedule 13D") dated June 22, 1998, filed by CoMac Partners, L.P., CoMac International N.V., CoMac Endowment Fund, L.P., CoMac Opportunities Fund, L.P. and Christopher M. Mackey (the "Reporting Persons") with respect to the Class A Common Stock, $.10 par value (the "Common Stock") of Anchor Glass Container Corporation, a Delaware corporation (the "Company"). Because of uncertainties regarding the distributions to the Reporting Persons under the Plan referred to in Item 3, the original Schedule 13D did not correctly report the number of securities initially distributed to the Reporting Persons under the Plan. For avoidance of confusion, the original Schedule 13D is restated in its entirety.

ITEM 1. SECURITY AND ISSUER.

         This Statement on Schedule 13D (the "Statement") relates to the Common Stock of the Company. The principal executive offices of the Company are located at 4343 Anchor Plaza Parkway, Tampa, FL 33634-7513.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) - (c) This statement is being filed by the Reporting Persons.

         CoMac Opportunities is a Delaware limited partnership engaged in certain investment activities, including, but not limited to, (i) the purchase of marketable and non-marketable securities and other obligations of bankrupt or near bankrupt companies and (ii) the purchase of securities in entities which appear to be undervalued.

         CoMac International is a Netherlands Antilles corporation which engages in certain investment activities similar in nature to the activities engaged in by CoMac Opportunities.

         CoMac Endowment is a Delaware limited partnership which engages in certain investment activities similar in nature to the activities engaged in by CoMac Opportunities.

         CoMac Partners is a Delaware limited partnership which engages in certain investment activities similar in nature to the activities engaged in by CoMac Opportunities.

         Christopher M. Mackey is an executive officer, director and shareholder of CoMac Advisers, Inc., a Delaware corporation ("CoMac Inc."), which is the sole general partner of CoMac Associates, L.P., a Delaware limited partnership ("CoMac LP"). CoMac LP is the sole general partner of CoMac Partners. CoMac

Inc. is the sole general partner of CoMac Opportunities and CoMac Endowment. Mr. Mackey is a member of the supervisory board of directors of CoMac International and is an executive officer, director and shareholder of CMS Advisers Inc., a Delaware corporation, the investment adviser to CoMac International.

         The business address and the address of the principal executive office of each of CoMac Partners, CoMac Opportunities and CoMac Endowment is 1 Greenwich Office Park, 3rd Floor, Greenwich, CT 06831. The business address and the address of the principal executive office of CoMac International is c/o CITCO Fund Services, Kaya Flamboyan 9, P.O. Box 812, Curacao, Netherlands Antilles. The business address of Christopher M. Mackey is c/o CoMac Partners, 1 Greenwich Office Park, 3rd Floor, Greenwich, CT 06831.

         The  name,  business  address  and  present  principal   occupation  or
employment of each of the executive officers and directors of CoMac Inc. are set forth on Schedule I annexed hereto, which is incorporated herein by reference.

         The  name,  business  address  and  present  principal   occupation  or
employment  of each of the  directors  of CoMac  International  are set forth on
Schedule II annexed hereto, which is incorporated herein by reference.

         (d) - (e) During the last five years, none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule I or Schedule II hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) Each natural person identified in this Item 2 is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to that certain Second Amended Joint Chapter Liquidating Plan of Reorganization of Anchor Resolution Corp. (formerly named Anchor Glass Container Corporation) dated September 17, 1997, as amended, confirmed by the United Stated Bankruptcy Court for the District of Delaware on November 11, 1997 (the "Plan"), Common Stock and Series A 10% Cumulative Convertible Preferred Stock, par value $0.10 (the "Preferred Stock"), were distributed on or about June 5, 1998.

         The Common Stock and Preferred Stock issued to the Reporting Persons was so issued in partial consideration of the pre-petition indebtedness and trade claims of Anchor Resolution Corp. held by the Reporting Persons as follows:

                                      Pre-petition         Pre-petition
Reporting Person                      Indebtedness         Trade Claims
----------------                      ------------         ------------

CoMac Partners                         $9,996,000         $8,018,131.86

CoMac International                   $11,008,000         $2,995,555.16

CoMac Opportunities                       $64,000           $490,555.71

CoMac Endowment                        $3,060,000         $4,643,640.97

Christopher M. Mackey                     $13,000                 $0.00

         Such pre-petition indebtedness and trade claims were acquired by the Reporting Persons at various times and for varying prices.

         Additional Common Stock and Preferred Stock and Warrants to acquire Common Stock and Warrants to acquire the Company's Class C Common Stock are expected to be issued in the future to the Reporting Persons under the Plan in respect of the aforementioned pre-petition indebtedness and trade claims.

ITEM 4. PURPOSE OF TRANSACTION.

         The Reporting Persons acquired beneficial ownership of the shares of Common Stock to which this statement relates for investment. The Reporting Persons have had and may continue to have discussions with other shareholders and management of the Company concerning actions which could be taken to enhance shareholder value. Mr. Mackey was elected a director of the Company on June 9, 1998.

         The Reporting Persons are expected to receive additional securities of the Company in accordance with the Plan. See Item 3.

         The Reporting Persons may acquire additional shares of Common Stock or other securities of the Company or sell or otherwise dispose of any or all of the shares of Common Stock or other securities of the Company beneficially owned by them. The Reporting Persons may take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

         Except as disclosed in this Item 4, the Reporting Persons have no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
       ------------------------------------

         (a) The Reporting Persons own an aggregate of 66,982 shares of Common Stock, representing approximately 13.6% of the shares of the outstanding Common Stock./13/ The Reporting Persons also own an aggregate of 256,394 shares of Preferred Stock. Each share of Preferred Stock is presently convertible into
4.167 shares of Common Stock. Including the Common Stock issuable on conversion of the Preferred Stock held by the Reporting Persons (but not the Preferred Stock held by any other person), the Reporting Persons may be deemed to beneficially own 74.7% of the Common Stock.

         The following table sets forth the number of shares of Common Stock directly owned by each of the Reporting Persons and the percentage of Common Stock outstanding such ownership represents. This table does not include shares issuable upon the conversion of the Preferred Stock.

                                                                 Percentage of
Reporting                             Shares of                  Outstanding
Person                               Common Stock                Common Stock
------                               ------------                ------------

CoMac Partners                            28,483                      5.8

CoMac International                       28,739                      5.9

CoMac Opportunities                          581                       .1

CoMac Endowment                            9,148                      1.9

Christopher M. Mackey                         31                  Less than .1

         The following table sets forth the number of shares of Preferred Stock directly owned by each of the Reporting Persons and the shares of Common Stock beneficially owned directly by each of the Reporting Persons including shares issuable upon conversion of the Preferred Stock and the percentage of Common Stock outstanding such ownership represents (including shares of Common Stock issuable upon the conversion of the Preferred Stock held by the Reporting Persons but not the Preferred Stock held by any other person).

--------
/13/ Based upon 490,898 shares of Common Stock that the Company issued under the Plan, as disclosed to the Reporting Persons by the Company.

                                                 Shares of
                                               Common Stock      Percentage of
Reporting                    Shares of         Beneficially       Outstanding
Person                    Preferred Stock          Owned          Common Stock
------                    ---------------          -----          ------------

CoMac Partners                  109,006             482,675             51.1

CoMac International             110,024             445,506             51.3

CoMac Opportunities               2,224               9,848              2.0

CoMac Endowment                  35,020             155,065             24.4

Christopher M. Mackey               120                 531               .1



         (b) By reason of his position as co-chairman of CoMac Inc. and CoMac International and Secretary of CoMac Inc. and CoMac International (see Item 2), Christopher M. Mackey may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by CoMac Partners, CoMac Opportunities, CoMac Endowment and CoMac International. Pursuant to Rule 13d-4 promulgated under the Securities Act of 1934, as amended, Mr. Mackey disclaims beneficial ownership of such shares.

         (c) On June 5, 1998, the Reporting Persons received distributions of Common Stock and Preferred Stock pursuant to the Plan. Except for such distributions, the Reporting Persons did not effect any transactions in the Common Stock during the 60 days prior to the date of the original Schedule 13D.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Not applicable.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1 -           Agreement of joint filing
                                        pursuant to Rule 13d(1)-f
                                        promulgated under the
                                        Securities Exchange Act of
                                        1934, as amended.

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.


Dated:  September 17, 1998
           (Restated as of June 22, 1998)


                                    COMAC PARTNERS, L.P.

                                    By: CoMac Associates, L.P.,
                                    general partner of CoMac
                                    Partners, L.P.

                                    By:  CoMac Advisers, Inc.,
                                    general partner of CoMac Associates, L.P.

                                    /s/ Christopher M. Mackey
                                    -------------------------
                                    Name:   Christopher M. Mackey
                                    Title:  Co-Chairman


                                    COMAC INTERNATIONAL N.V.

                                    By:  /s/ Christopher M. Mackey
                                         -------------------------
                                    Name:  Christopher M. Mackey
                                    Title: Director


                                    COMAC ENDOWMENT FUND, L.P.

                                    By CoMac Advisers, Inc., its
                                    general partner

                                    By:  /s/ Christopher M. Mackey
                                         -------------------------
                                    Name:  Christopher M. Mackey
                                    Title: Co-Chairman

                                    COMAC OPPORTUNITIES FUND, L.P.


                                    By: CoMac Advisers, Inc.,
                                        its general partner

                                    By:  /s/ Christopher M. Mackey
                                         -------------------------
                                    Name:  Christopher M. Mackey
                                    Title: Co-Chairman


                                         /s/ Christopher M. Mackey
                                         -------------------------
                                    Name:  Christopher M. Mackey

                                   SCHEDULE I


                        EXECUTIVE OFFICERS AND DIRECTORS
                       COMAC ADVISERS, INC. ("COMAC INC.")


           The name and present principal occupation or employment of each of the executive officers and directors of CoMac Inc. is set forth below. The business address of each such person is c/o CoMac Partners, L.P., 1 Greenwich Office Park, 3rd Floor, Greenwich, CT 06831.


Name and                                   Present Principal
Positions Held                             Occupation or Employment
--------------                             ------------------------

Christopher M. Mackey,                     Co-Chairman and Secretary of
Co-Chairman and Secretary                  CoMac Inc. and CoMac International

Paul J. Coughlin, III,                     Co-Chairman and Treasurer of
Co-Chairman and Treasurer                  CoMac Inc. and CoMac International

                                   SCHEDULE II


                                   DIRECTORS
                COMAC INTERNATIONAL N.V. ("COMAC INTERNATIONAL")

         The name and present principal occupation or employment of each of the executive officers and directors of CoMac International is set forth below. The business address of each such person is c/o CITCO Fund Services, Kaya Flamboyan 9, P.O. Box 812, Curacao, Netherlands Antilles.


Name and                                  Present Principal
Positions Held                            Occupation or Employment
--------------                            ------------------------

Christopher M. Mackey,                    Co-Chairman and Secretary of
Director                                  CoMac Inc. and Director of CoMac
                                          International

Paul J. Coughlin, III,                    Co-Chairman and Treasurer of
Director                                  CoMac Inc. and Director of CoMac
                                          International

Michael Tobin,                            Director of CoMac International
Director

Anthony Stocks                            Director of CoMac International
Director

                                    EXHIBIT 1


                            Agreement of Joint Filing


         Pursuant to 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement.


Dated:     September 17, 1998
           (Restated as of June 22, 1998)



                                      COMAC PARTNERS, L.P.

                                      By: CoMac Associates, L.P.,
                                      general partner of CoMac
                                      Partners, L.P.

                                      By:  CoMac Advisers, Inc.,
                                      general partner of CoMac Associates, L.P.

                                      /s/ Christopher M. Mackey
                                      -------------------------
                                      Name:    Christopher M. Mackey
                                      Title:   Co-Chairman


                                      COMAC ENDOWMENT FUND, L.P.

                                      By: CoMac Advisers, Inc., its
                                      general partner


                                      By:  /s/ Christopher M. Mackey
                                           -------------------------
                                      Name:    Christopher M. Mackey
                                      Title:   Co-Chairman

                                        COMAC INTERNATIONAL N.V.


                                        By:  /s/ Christopher M. Mackey
                                             -------------------------
                                        Name:  Christopher M. Mackey
                                        Title:    Director

                                        COMAC OPPORTUNITIES FUND, L.P.

                                        By CoMac Advisers, Inc., its general
                                        partner

                                        By:  /s/ Christopher M. Mackey
                                             -------------------------
                                        Name:  Christopher M. Mackey
                                        Title:    Co-Chairman


                                        /s/ Christopher M. Mackey
                                        -------------------------
                                        Name:  Christopher M. Mackey


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